Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

RANDGOLD FIRES ON ALL CYLINDERS TO DELIVER ANOTHER ROBUST PERFORMANCE

London, 9 August 2012 – Driven by strong contributions from all its operations, Randgold Resources posted a 41% increase in profit to US$245.9 million for the six months to June, boosting basic earnings per share for the half-year by 32% to US$2.25. Profit for the second quarter of US$141.9 million was up 36% on the previous quarter.

With a record performance from Randgold’s flagship Loulo-Gounkoto complex, production for the quarter increased by 27% to 210 534 ounces against the previous quarter’s 165 443 ounces. Production for the half-year was also up 16% at 375 977 ounces (six months to June 2011: 324 114 ounces). While total cash cost per ounce of US$723 for the six months was up 6% year on year, reflecting the higher cost of production at Tongon in the first six months, total cash costs for the quarter were US$703/oz, down 6% from the previous quarter, supporting a trend to lower cash costs on the back of higher grades and increased production.

Chief executive Mark Bristow said in a solid operational quarter Randgold had also continued to advance the development of the giant Kibali gold project in the Democratic Republic of Congo. Construction of the processing plant and the first hydropower station as well as open pit mining and underground development were now underway and on track for first production towards the end of next year. In another significant development, the Gounkoto mine repaid all its capital in its first year of production and declared a maiden dividend of US$65.1 million.

“The most outstanding achievement of the quarter, however, was that of the Loulo-Gounkoto complex, which set new records in profit, production and underground development while continuing to reduce costs and reaching one million Lost-Time Injury-Free hours. Despite the political crisis in Mali during the quarter, the complex’s production reached a new high of 132 481 ounces, with the plant processing a record one million tonnes and the Yalea underground development stepping up to 1 000 metres per month, another record. Set to deliver 500 000 ounces in 2012, the complex is now poised to take its place as one of the largest gold producers in Africa,” he said.

Randgold’s Tongon mine in Côte d’Ivoire also showed a steady increase in production after successfully negotiating the tricky transitional zone of the orebody. Ore treated rose from 756 kilo-tonnes to 853 kilo-tonnes quarter on quarter, with production rising from 47 141 ounces to 56 432 ounces quarter on quarter. The plant is scheduled to reach its designed sulphide processing capacity during the third quarter.

“While we have a very full operational and developmental load at present, our focus still remains fixed on the future,” Bristow said. “Our capital projects team is well on the way to building our next mine and the exploration teams continue to feed new prospects into our project pipeline, working to ensure that we have the organic resources to maintain our growth momentum. We are also looking at the opportunities that are being created by the current dynamics of the gold mining industry, particularly in the junior sector. In any event, we are well positioned not just to deliver but to keep on delivering.”

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE SECOND QUARTER AND SIX MONTHS ENDED 30 JUNE 2012

KEY PERFORMANCE INDICATORS

•	Profits up 36% quarter on quarter and 41% for the first six months compared to prior year period

•	Production up 27% quarter on quarter and 16% for the first six months compared to prior year period

•	Earnings per share up 32% quarter on quarter and 32% for the first six months compared to prior year period

•	Cash on hand in line quarter on quarter despite significant investments in growth projects

•	Gounkoto pays first dividend after one year of production

•	Loulo-Gounkoto complex delivers record quarterly performance

•	Tongon shows steady progress

•	Opencast mining and underground development begin at Kibali – on track for first gold in Q4 2013

•	Exploration continues its focus on investing in future growth

Randgold Resources Limited (‘Randgold’) had 91.9 million shares in issue as at 30 June 2012

SUMMARISED FINANCIAL INFORMATION

US$000	Quarter ended 30 Jun 2012	Quarter ended 31 Mar 2012	Quarter ended 30 Jun 2011	6 months ended 30 Jun 2012	6 months ended 30 Jun 2011
Gold sales*	345 359	271 779	321 655	617 138	508 165

Total cash costs*	151 623	119 619	137 450	271 242	238 840

Profit from mining activity*	193 736	152 160	184 205	345 896	269 325

Exploration and corporate expenditure	14 292	10 861	12 226	25 153	22 512

Profit for the period	141 875	104 008	128 420	245 883	174 362

Profit attributable to equity shareholders	117 463	89 440	113 308	206 903	154 802

Net cash generated from operations	157 948	75 652	205 103	233 600	289 952

Cash and cash equivalents	452 881	456 937	405 632	452 881	405 632

Gold on hand at period end*	7 965	18 218	6 710	7 965	6 710

Group production+ (oz)	210 534	165 443	184 711	375 977	324 114

Group sales+ (oz)	215 825	159 221	213 206	375 046	349 473

Group total cash cost per ounce*+(US$)	703	751	645	723	683

Group cash operating cost per ounce*+ (US$)	618	667	579	639	617

Basic earnings per share (US$)	1.28	0.97	1.24	2.25	1.70

*	Refer to explanation of non-GAAP measures provided.
+	Randgold consolidates 100% of Loulo, Gounkoto and Tongon and 40% of Morila.

These results have not been reviewed nor audited.

COMMENTS

Gold sales for the quarter increased by 27% from the previous quarter due primarily to a 36% increase in ounces of gold sold, partially offset by a 6% decrease in the average gold price received of US$1 600/oz (Q1 2012: US$1 707/oz). The increase in ounces sold reflects the higher production across all the group’s operations, especially the increased ounces sold from the Loulo-Gounkoto complex during the current quarter. Gold sales rose by 7% compared to the corresponding quarter in 2011, however gold sales would have increased by 25% from the corresponding quarter in 2011, had that quarter’s figures not reflected the sale of 31 646 ounces on hand at Tongon, which could not be sold in Q1 2011 as a result of the instability in Côte d’Ivoire at that time.

Total cash costs for the group of US$151.6 million were 27% higher than the previous quarter and up 10% from the corresponding quarter in 2011. These increases reflect the higher production achieved at the Loulo-Gounkoto complex during the quarter, following improvements in the tonnes mined and plant throughput quarter on quarter. However, total cash cost per ounce of US$703/oz decreased by 6% quarter on quarter, reflecting the higher ounces produced and sold, mainly due to improvements in tonnes milled, recoveries and grades achieved at the Loulo-Gounkoto complex.

Profit from mining rose by 27% to US$193.7 million in the current quarter (Q1: US$152.2 million) and by 5% when compared to the corresponding quarter in the previous year. Profit from mining would have increased by 27% compared to the corresponding quarter in 2011, had the results not included the gold on hand sold during Q2 2011, as described above.

Exploration and corporate expenditure of US$14.3 million rose 32% from the previous quarter, mainly as a result of increased exploration and drilling activities during the quarter.

Depreciation of US$29.4 million was up 23% quarter on quarter, reflecting the increased production and mining assets brought into use at both the Loulo-Gounkoto complex, as well as at Tongon.

Other expenses of US$1.2 million in the current quarter and US$4.2 million in the previous quarter mainly reflect operational foreign exchange differences as a result of settling invoices in currencies other than US Dollar, as well as the translation of balances denominated in currencies such as Euro, Rand and Canadian Dollars to the closing US Dollar rate.

Income tax for the quarter of US$11.3 million was in line with the previous quarter, notwithstanding the higher profitability, reflecting the increased contribution from Gounkoto and Tongon which are still within their corporate tax holidays.

Profit for the quarter of US$141.9 million rose by 36% quarter on quarter and by 10% from the corresponding quarter in 2011. Similarly, basic earnings per share increased to 128 US cents, a 32% rise on the previous quarter (Q1 2012: 97 US cents) and up 3% on the corresponding quarter of 2011. The increases reflect the higher sales and improved margins, as noted above. Adjusted for the sale of the previously held gold on hand at Tongon in Q2 2011, profit would have risen by 46% compared to the corresponding quarter in 2011 and earnings per share increased by 36%.

Gold sales for the six months ended 30 June 2012 of US$617.1 million were up 21% (six months ending June 2011: US$508.2 million), due to a 13% rise in the average gold price received to US$1 645/oz and compounded by a 7% increase in attributable sales to 375 046 ounces, mainly as a result of improved sales from the Loulo-Gounkoto complex in 2012.

Total cash costs for the six months ended 30 June 2012 of US$271.2 million was up 14% on the corresponding six months in 2011, mainly due to the increased production year on year, with the start of production at Gounkoto in June 2011. However, total cash cost per ounce of US$723/oz for the six months ended 30 June 2012 was up only 6% year on year, mainly reflecting the higher average head grade milled and increased ounces produced and sold at the Loulo-Gounkoto complex, following the start of production at Gounkoto in June 2011.

Profit for the six months ended 30 June 2012 of US$245.9 million reflects an increase of 41% (six months ended 30 June 2011: US$174.4 million). Basic earnings per share were up 32% to 225 US cents for the six months ended 30 June 2012 (six months ended 30 June 2011: 170 US cents).

OPERATIONS

LOULO-GOUNKOTO COMPLEX

During the quarter the combined Loulo-Gounkoto complex produced 132 481 ounces of gold (Loulo 38 227 ounces; Gounkoto 94 254 ounces), a 37% increase on the previous quarter, and a record for the complex. The increase reflects an improved operating performance across the mine. Tonnes processed rose 10% and exceeded one million tonnes in the quarter for the first time. Recoveries increased to 91.5% (Q1 2012: 89.7%) and the head grade milled improved to 4.1g/t from 3.4g/t in the previous quarter, in line with the anticipated production plan.

As highlighted in the previous quarter, the completion of the third mill project has again resulted in a sustained increase in throughput, coupled with improved plant maintenance and availability, with average volumes exceeding the targeted 350 000tpm, an outstanding achievement.

As a result of the increased gold production and sales, total cash cost per ounce decreased by 12% to US$685/oz (Q12012: US$781/oz). Profit from mining activity was US$130.1 million, up 57% on the prior quarter, reflecting the improved sales during the quarter, including gold on hand at the end of the previous quarter, and partially offset by the 7% average lower gold price received.

In addition to its record operating performance, the complex also enjoyed a Lost Time Injury (LTI) free quarter, a significant improvement on the previous quarter’s LTI Frequency Rate of 3.68 and reflecting management’s sustained focus on Health and Safety issues. The mine remains on track for OHSAS 18001 safety certification by the end of the year.

Despite the ongoing political uncertainty in Mali, the operation of the mines has been unaffected and the management team has done an excellent job in delivering an all-round record quarter. The company continues to monitor the political situation in the country.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter ended 30 Jun 2012	Quarter ended 31 Mar 2012	Quarter ended 30 Jun 2011	6 months ended 30 Jun 2012	6 months ended 30 Jun 2011
Mining
Tonnes mined (000)	12 976	14 651	9 024	27 627	16 796
Ore tonnes mined (000)	1 110	926	1 119	2 036	1 657

Milling
Tonnes processed (000)	1 090	987	951	2 077	1 842
Head grade milled (g/t)	4.1	3.4	3.0	3.8	2.8
Recovery (%)	91.5	89.7	86.2	90.2	86.5
Ounces produced	132 481	96 450	79 639	228 931	141 788
Ounces sold	142 846	88 482	76 706	231 328	144 391
Average price received (US$/oz)	1 596	1 719	1 508	1 643	1 442
Cash operating costs* (US$/oz)	589	682	752	624	812
Total cash costs* (US$/oz)	685	781	839	721	895
Gold on hand at period end* (US$000)	—	18 218	5 683	—	5 683

Profit from mining activity* (US$000)	130 139	82 984	51 355	213 123	78 881

Gold sales* (US$000)	227 919	152 059	115 710	379 978	208 149

*	Refer to explanation of non-GAAP measures provided.

LOULO

On a standalone basis, Loulo produced 38 227 ounces of gold (Q1 2012: 24 800 ounces) at a total cash cost per ounce of US$776/oz, (Q1 2012: US$912/oz). The 54% increase in production resulted in a 15% drop in cost per ounce, following an improvement in the head grade milled to 4.4g/t compared to 3.0g/t in the previous quarter. Tonnes mined and processed were almost all from the two underground mines, where once again, another steady increase in tonnes mined and metres developed was achieved during the quarter.

No LTIs were recorded during the quarter, representing a significant improvement on the previous quarter, following sustained efforts from management to ensure a safe and healthy working environment.

LOULO STANDALONE RESULTS

	Quarter ended 30 Jun 2012	Quarter ended 31 Mar 2012	Quarter ended 30 Jun 2011	6 months ended 30 Jun 2012	6 months ended 30 Jun 2011
Mining
Tonnes mined (000)	5 899	7 218	4 609	13 117	10 003
Ore tonnes mined (000)	306	260	725	566	1 200

Milling
Tonnes processed (000)	296	288	871	584	1 762
Head grade milled (g/t)	4.4	3.0	2.7	3.8	2.6
Recovery (%)	91.5	89.3	86.0	90.4	86.4
Ounces produced	38 227	24 800	65 578	63 027	127 727
Ounces sold	42 166	19 406	62 645	61 572	130 330
Average price received (US$/oz)	1 592	1 826	1 507	1 666	1 434
Cash operating costs* (US$/oz)	681	821	858	725	869
Total cash costs* (US$/oz)	776	912	945	819	952
Gold on hand at period end* (US$000)	—	13 997	5 683	—	5 683

Profit from mining activity* (US$000)	34 401	17 733	35 237	52 134	62 763

Gold sales* (US$000)	67 139	35 432	94 426	102 571	186 865

Randgold owns 80% of Loulo with the State of Mali owning 20%. The State’s share is not a free carried interest. Randgold has funded the whole investments in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.

Change in accounting policy - Production phase stripping costs

As previously disclosed, the group changed its accounting policy on stripping costs in the production-phase of opencast mining effective 1 January 2012. As such, all eligible production-phase deferred stripping (the process of removing waste from a surface mine in order to gain access to mineral deposits) costs associated with a stripping campaign are capitalised and depreciated over the life of the relevant section of the orebody on a tonnes milled basis. This is in line with the recently issued IFRIC 20 which endeavours to standardise reporting across the mining industry. IFRIC 20 requires that, to the extent that the benefit from the stripping activity is realised in the form of inventory produced, the directly attributable costs of that activity should be treated as ore stockpile inventory. To the extent that the benefit is the improved access to ore, the directly attributable costs should be treated as a non-current ‘stripping activity asset’. All stripping costs incurred since 1 January 2010 are capitalised to the related asset in the relevant year.

IFRIC 20 includes transitional provisions which permit the group to capitalise eligible costs incurred from the start of the earliest period presented, which will be 1 January 2010 within US 20-F filings for 2012. Total eligible production-phase stripping costs of US$12.1 million were incurred in Q4 2011, relating to the Yalea

South pushback, and have now been capitalised. The capitalised stripping costs will be depreciated on a unit of production basis over the expected useful life of the Yalea orebody and depreciation has commenced in July 2012, in line with the mine plan. No other production-phase stripping costs have been incurred between 1 January 2010 and 30 September 2011 and the effect of costs prior to this date is immaterial. Loulo (and therefore the Loulo-Gounkoto complex as well) was the only mine affected by the restatement which affects only comparative figures and include Q4 2011. We note that IFRIC 20 is yet to be endorsed by the EU but has been applied as its endorsement is expected during 2012. In line with IFRIC 20, the company’s 2012 results now include a restatement of the 2011 year.

LOULO IMPACT OF IFRIC 20 US$000	12 months ended 31 Dec 2011
Decrease in mine production costs	12 100
Increase in income tax expense	3 630
Increase in net profit	8 470
Increase in opening retained earnings	6 776
Increase in non-controlling interests	1 694
Increase in property, plant and equipment	12 100
Increase in deferred tax	3 630
Increase in basic earnings per share (cents per share)	7
Increase in fully diluted earnings per share (cents per share)	7

Yalea underground mine

During the quarter, 2 845 metres of development was completed and 163 430 tonnes of ore at 3.64g/t was hauled to surface. The progressive development to date is 28 927 metres.

The table below summarises the underground section’s achievements during the year.

YALEA UNDERGROUND PERFORMANCE

	Development metres	Hoisted Ore tonnes	Grade (g/t)	Total tonnes mined
Q1 2012	2 206	127 620	4.2	282 442

Q2 2012	2 845	163 430	3.6	355 635

Total 2012 YTD	5 051	291 050	3.9	638 077

The Yalea decline has advanced 2 259 metres from surface at a vertical depth of 381 metres. Overall development has significantly improved from 2 206 metres last quarter to 2 845 metres this quarter, an increase of 29%. This major improvement was due to the upgrade of the ventilation system, with the installation of the second 500Kw fan, creating independent blasting conditions between the two main sections.

Ore production has now been streamlined with an optimum extraction system involving two ore passes between 88L and 113L and a group of stockpiles and twin crushers feeding the conveyor belt.

Ore production for the quarter primarily came from 63L blocks 3 and 4 and increased 28% compared to the previous quarter.

The mine has continued with the design and development of the PAF (Paste Aggregate Fill) in respect to the backfill project, and in the interim has also progressed a CAF (Cement Aggregate Fill) strategy which would allow extraction of the high grade stopes earlier than planned.

Gara underground mine development

During the quarter, 2 008 metres of development was completed and 119 067 tonnes of ore at 4.34g/t was hauled to surface.

The table below summarises the Gara underground section’s achievements to date.

GARA UNDERGROUND PERFORMANCE

	Development metres	Hoisted Ore tonnes	Grade (g/t)	Total tonnes mined
Q1 2012	1 961	132 340	4.7	259 656

Q2 2012	2 008	119 067	4.3	262 050

Total 2012 YTD	3 969	251 407	4.5	521 706

The Gara declines have advanced 2 082 metres from surface at a vertical depth of 294 metres. Overall development has improved 2% from 1 961 metres in the previous quarter to 2 008 metres in the current quarter.

Ore production for the quarter came from strike drives, development and stoping on 65 and 85 levels. Production decreased by 10% compared to the previous quarter from 132 340 tonnes to 119 067 tonnes at 4.34g/t.

This was mainly as a result of poor stope availability due to the flatter dip of the two blocks on 85L, which will require a different mining method to sublevel open stoping.

Decline development has passed 160L and given access to the South Ramp.

GOUNKOTO

On a standalone basis, Gounkoto produced 94 254 ounces of gold (Q1 2012: 71 650/oz) at a total cash cost per ounce of US$646/oz (Q1 2012: US$744/oz). The 32% increase in ounces produced reflected an increase in tonnes processed, head grade milled and recoveries, and resulted in a 13% decrease in the total cash cost per ounce.

Construction on the mine is now almost complete, with work having been undertaken on roads, infrastructure, water and crushing facilities during the quarter.

No LTIs were recorded during the quarter, in line with the previous quarter, another excellent achievement. The mine continues to make steady progress towards its objective of obtaining ISO 14001 environmental accreditation by the end of the year.

The company held its inaugural annual general meeting for the 2011 year at the end of June, and on the back of its excellent performance declared its first dividend to shareholders of US$65.1 million, having already repaid its loans to shareholders in respect of the capital incurred to construct the mine.

GOUNKOTO STANDALONE RESULTS

	Quarter ended 30 Jun 2012	Quarter ended 31 Mar 2012	Quarter ended 30 Jun 2011	6 months ended 30 Jun 2012	6 months ended 30 Jun 2011
Mining
Tonnes mined (000)	7 077	7 433	4 415	14 510	6 793
Ore tonnes mined (000)	804	666	394	1 470	457

Milling
Tonnes processed (000)	794	699	80	1 493	80
Head grade milled (g/t)	4.0	3.5	6.3	3.8	6.3
Recovery (%)	91.5	89.8	87.0	90.1	87.0
Ounces produced	94 254	71 650	14 061	165 904	14 061
Ounces sold	100 680	69 076	14 061	169 756	14 061
Average price received (US$/oz)	1 597	1 688	1 514	1 634	1 514
Cash operating costs* (US$/oz)	550	642	277	588	277
Total cash costs* (US$/oz)	646	744	367	686	367
Gold on hand at period end* (US$000)	—	4 221	—	—	—

Profit from mining activity* (US$000)	95 738	65 251	16 118	160 989	16 118

Gold sales* (US$000)	160 780	116 627	21 284	277 407	21 284

Randgold has created a new company, Gounkoto, to hold the Gounkoto mining permit and mining assets. Randgold owns 80% of Gounkoto with the State of Mali owning 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.

MORILA

During the quarter, Morila produced 54 052 ounces of gold, down 1% on the previous quarter (Q1 2012: 54 631 ounces). The drop in production followed the slight decrease in the ore tonnes processed from 1.155Mt in the previous quarter to 1.102Mt in the current quarter, as a result of repairs to the SAG mill gearbox. Total cash costs of US$885/oz were up on the previous quarter’s US$669/oz, due to the processing of 100% full grade ore which carried the stockpiled cost of mining, whereas the previous quarter included the benefit of mining some mineralised waste (with zero stockpile adjustment). Profit from mining of US$38.5 million was down on the previous quarter’s US$56.1 million, primarily as a result of the lower average gold price received and the higher cash cost per ounce.

No LTIs were recorded during this quarter, as in the previous quarter, another excellent performance.

MORILA RESULTS

	Quarter ended 30 Jun 2012	Quarter ended 31 Mar 2012	Quarter ended 30 Jun 2011	6 months ended 30 Jun 2012	6 months ended 30 Jun 2011
Mining
Tonnes mined (000)	—	—	—	—	16
Ore tonnes mined (000)	—	—	—	—	16

Milling
Tonnes processed (000)	1 102	1 155	1 141	2 257	2 285
Head grade milled (g/t)	1.7	1.6	1.9	1.6	1.8
Recovery (%)	92.1	91.4	90.5	91.8	90.0
Ounces produced	54 052	54 631	62 230	108 683	117 946
Ounces sold	54 052	54 631	62 230	108 683	117 946
Average price received (US$/oz)	1 596	1 695	1 515	1 646	1 457
Cash operating costs* (US$/oz)	789	567	708	677	704
Total cash costs* (US$/oz)	885	669	799	776	792

Profit from mining activity* (US$000)	38 463	56 090	44 525	94 553	78 525

Stockpile adjustment** (US$/oz)	336	81	293	208	288

Attributable (40% proportionately consolidated)

Gold sales* (US$000)	34 509	37 045	37 703	71 554	68 753

Ounces produced	21 621	21 852	24 892	43 473	47 178

Ounces sold	21 621	21 852	24 892	43 473	47 178

Profit from mining activity* (US$000)	15 385	22 436	17 810	37 821	31 410

*	Refer to explanation of non-GAAP measures provided.
**	The stockpile adjustment per ounce reflects the charge expensed in respect of stockpile movements during the period divided by the number of ounces sold. Total cash cost per ounce includes non-cash stockpile adjustments.

TONGON

During the quarter, Tongon produced 56 432 ounces of gold, up 20% on the 47 141 ounces of the previous quarter. As a result of the increased gold production and sales, total cash cost per ounce decreased by 8% to US$676/oz (Q1 2012: US$735/oz). The improvement in production is a direct result of an increase in mill throughput of 13% to 853kt and a boost in both recovery and grade. The mine has now successfully progressed through the majority of the transition zone of the orebody reducing the percentage of transition ore fed to the plant.

Mill availability rose from 76.6% in Q1 to 79.4% in Q2. The total number of plant stoppages associated with grid power supply failures reduced significantly during the quarter following the implementation of short term corrective actions. A capacitor bank has been ordered and is scheduled to be available by Q4 2013 to enable the mine to draw all its power requirements from the grid. Five new generator sets have also been ordered to increase standby power supply capacity.

Gold recovery improved to an average of 81.9% for the quarter from 80.0% in the previous quarter. An additional 10tpd oxygen plant is scheduled to be delivered and installed in Q3 to supplement the existing 20tpd plant and ensure adequate oxygen units are supplied for the CIL leaching process.

During the quarter, mining continued to recover and see improvements following the operational challenges experienced in Q1. A total of 4 680kt was mined, a 15% improvement over the previous quarter of 4 066kt. Ore tonnes mined also rose to 1 073kt, up 27% on the previous quarter’s 844kt. Mining efficiency improved with better blast fragmentation. Four blast hole rigs have been mobilised to ensure sustained blasted stock to increase productivity.

The main operational targets for the third quarter are to improve the availability of the plant to 92% and increase the planned mill throughput and gold recovery. The focus areas will be to minimise unplanned mill downtime by ensuring effective planned maintenance and by optimising and sustaining the operation of the flotation and fine grind circuits.

No LTIs and major environmental incidents occurred during this quarter. The mine continues with the extensive environmental aspect identification and risk-based assessments towards its target of obtaining OHSAS 18001 safety accreditation and ISO 14001 environmental accreditation at the end of this year.

TONGON RESULTS

	Quarter ended 30 Jun 2012	Quarter ended 31 Mar 2012	Quarter ended 30 Jun 2011	6 months ended 30 Jun 2012	6 months ended 30 Jun 2011
Mining
Tonnes mined (000)	4 680	4 066	5 034	8 746	9 743
Ore tonnes mined (000)	1 073	844	927	1 917	1 873

Milling
Tonnes processed (000)	853	756	901	1 609	1 602
Head grade milled (g/t)	2.5	2.4	2.9	2.5	2.8
Recovery (%)	81.9	80.0	94.1	81.0	93.8
Ounces produced	56 432	47 141	80 180	103 573	135 148
Ounces sold	51 358	48 887	111 608	100 245	157 904
Average price received (US$/oz)	1 615	1 691	1 507	1 652	1 465
Cash operating costs* (US$/oz)	628	684	431	655	413
Total cash costs* (US$/oz)	676	735	477	705	457
Gold on hand at period end* (US$000)	7 965	—	1 027	7 965	1 027

Profit from mining activity* (US$000)	48 212	46 740	115 040	94 952	159 034

Gold sales* (US$000)	82 931	82 675	168 242	165 606	231 263

Randgold owns 89% of Tongon with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. The outside shareholders’ and State’s shares are not free carried interests. Randgold has funded the whole investment in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.

PROJECTS AND EVALUATION

KIBALI PROJECT

The Kibali project is now in construction on all fronts with first gold production still targeted in Q4 2013. Mine construction is controlled by a dedicated team operating primarily from the Doko site. This team includes key skills from all disciplines required to build a mine of this scope and size, including construction, mining, contract management, metallurgy, electrical engineering, surveying and design.

The Doko construction camp is fully utilised with some 700 people housed in the camp at present. An additional construction camp is planned to house a further 500 people.

Bulk earth and civil works

The current construction focus is aimed at bulk earthworks and key development areas on the critical path are on schedule and include the following:

•

The bulk earthworks for the boxcut have started and are scheduled for completion by the end of Q3. Development of the underground mine through the twin decline system is expected to begin at the end of Q3 2012 using the completed boxcut as the starting point.

•	Bulk earthworks to establish the ROM pad and the platform for the vertical shaft have started.

•	Blinding of the mill foundations was completed at the end of Q2 and the first concrete foundations are scheduled to be poured in Q3 2012.

•	The mine assay laboratory is 90% complete and equipping of the facility is scheduled to start early in Q3.

•

Various construction roads were completed, including phase 1 of the haul road between the KCD pit area and the ROM pad. Quarrying started for the production of aggregate required for all the concrete work in the construction process.

Mining

In line with Randgold’s construction and management philosophy, development and construction of the underground mine will be by an owners’ team rather than by EPCM contractors. The development contractor for the decline system has been appointed and all contracts have been secured to enable full mobilisation during Q3 2012 with the decline scheduled to start at the end of Q3. The engineering firm responsible for designing the vertical shaft has been appointed and final designs for the system have begun.

Open pit mining started at the end of Q2 with an average of 5 000m3 of ore being mined per day. The open pit mining contractor is substantially established on site and most of the outstanding mining equipment is expected to be delivered during Q3 and Q4 of 2012.

RAP (Relocation Action Plan)

The physical damage caused by a number of storms to the RAP housing has been fully rectified and construction of new houses resumed towards the end of the quarter. The next new village is scheduled to be resettled during Q3.

Brick production for the resettlement has been escalated to keep pace with the construction programme. A cone crusher has been added and a new quarry opened to produce suitable sand for both concrete and brick production. More brickmaking machines have also been installed on site by local contractors.

Capital expenditure

Capital expenditure at the Kibali project amounted to US$162 million (100%) for the first six months and related primarily to work performed on the metallurgical plant, open pit mining, RAP construction and freight costs, as detailed above. The project expenditure was in line with budget, and forecast annual expenditure remains in line with the estimate provided at the start of the year, consistent with the continuing ramp up of activity on site.

Massawa

Three key areas are being targeted at Massawa in an effort to progress the project to final feasibility. These include:

•

Increasing the resources - exploration efforts have targeted satellite deposit potential in an effort to increase the resources available to support a larger project and thus lower operating costs. Two targets, namely South Kawsara and East Mandinka, have been identified with potential and follow-up RAB drilling will be completed this quarter.

•

Optimising the power cost - the hard nature of the Massawa ore together with the requirement for a pressure oxidation process, result in the Massawa project being a high energy consumer. A low power cost is critical for the project to achieve the required hurdle rate on return of capital. Discussions have been initiated between Randgold and the newly elected Senegalese government to identify the power requirements for and power sensitivities of the project.

•	Pilot metallurgical test work is required to better define the reagent consumptions, recoveries and operating costs for the project.

EXPLORATION ACTIVITIES

The second quarter is traditionally the busiest period of the year for fieldwork, with activity building on solid Q1 results prior to the onset of the wet season in West Africa and the annual hiatus in field activities.

MALI

Gounkoto

During this quarter work at Gounkoto focused on the Jog Zone relogging and re-interpretation using all of the most recent drilling completed between November 2011 and March 2012. The new model of the mineralisation and geology was completed and submitted for geotechnical studies and resource estimation as part of the ongoing prefeasibility study. The results of the updated model revealed the potential for over a million ounces of high grade material beneath the US$1 000 pit in the Jog Zone. On the back of this work a new target has been modelled, at depth, to the south of MZ2 and is interpreted to be the southerly plunge continuation of the high grade mineralisation which was tested closer to surface. The potential in this target area is as yet unknown and the team is planning to test this area after the wet season.

Further interpretive work was carried out over a number of brownfields targets around Gounkoto, principally Faraba, P64 and Toronto along with some early stage work at Bandankoto East and Seguelani. These targets will be drilled during this year with the rig already having moved to Faraba to test the southern extensions of this target.

Loulo

After four years of uninterrupted resource definition work, this quarter saw the first drilling on new brownfields targets around the mining operation. The priority areas selected were at Gara North and Yalea South where 51 RC holes for 5 748 metres were drilled.

Gold assay results received from the Gara North targets: Gara North Ext and PQ10N were narrow and weak and no further work will be completed, however a new conceptual target on the limestone contact at Iron Hill returned some interesting results with 9 metres at 2.40g/t from 76 metres (including 1 metre at 8.9g/t from 78 metres) in hole IHRC005 and 5 metres at 3.47g/t from 80 metres (including 2 metres at 7.72 g/t from 81 metres) in hole IHRC007.

At Yalea South, drill testing the Goldfinger structure and beneath the transported laterites at Yalea South returned no significant results. Drilling is currently underway at Yalea Ridge South, Sansamba and Goldfinger West.

At the Yalea deposit, one deep hole (1 429 metres) was completed to test the possibility of additional high grade mineralisation below the limit of the block model. In the area of the projected orezone a wide zone of early silica-carbonate-albite alteration was intersected but had not been reactivated and subsequently mineralised in this part of the deposit. A second hole, 500 metres to the north, is now being drilled. Deep holes are also planned to test the Gara deposit at depth.

At Loulo 3, eight diamond holes totalling 2 960 metres were planned below the existing US$1 500 pit shell to delineate high grade lodes of mineralisation and support either an underground operation or larger open pit. One hole was completed during this quarter (L3DH104), which intersected 11 metres of mineralisation from 264 metres and is defined between a hangingwall and footwall shear. The quartz tourmaline and coarse grained sediment are brecciated, faulted and the sulphides are replaced by hematite. Gold assay results are pending.

Bambadji

The drilling along the Yalea-Gounkoto corridor, mainly under transported cover, began in early April and was completed at the end of June for a total of 10 760 metres. Five targets were drilled: Westkach, Beyanord, Mariama, Doukhiba and Setoumboung. Most of the results from these targets have been received and were very weak. The best results of the programme were returned from Beyanord which requires further work following the integration of the new drilling data: 17 metres at 1.73g/t, 7 metres at 2.24g/t and 6 metres at 1.67g/t.

A new target between Kolya and Goldfinger, named Kolgold has been identified following the sampling of a new artisanal mining site which returned 62.9g/t and 20.4g/t in strongly deformed and crenulated schists with south-plunging zones of strong silica flooding with haematite/magnetite and pyrite. Detailed mapping and soil sampling are being completed to define follow-up programmes in Q4.

Bena

Fieldwork continues on a number of targets on the Bena permit directly to the south of the Gounkoto mining license in western Mali. Out of 11 targets on the permit, four targets still require further testing and another four have been tested and rejected from the triangle as there is no potential. The two most prospective targets currently are Mag-Low and Sinsinko, the closest targets to the SSE Toronto-Faraba trend.

At the Sinsinko target further work is required to test the strike extensions of the intersections in hole SNDH01: 4 metres at 3.11g/t from 96 metres, and 4.2 metres at 7.1g/t from 113 metres. Trench BNT10 on Mag-Low intercepted a steeply west dipping gossan immediately along strike from the geophysical anomaly, intersecting 1 metre at 1g/t.

Underground exploration

Drilling at Yalea has extended the ‘purple patch’ at depth with hole YUDH265 targeting the edge of the high grade mineralisation returning 22.9 metres at 10.92g/t. At Gara, infill drilling continues to confirm the geological model and grade tenure of the deposit with the weighted average of boreholes drilled to date giving 7.5 metres at 3.95g/t.

Mali South

Fieldwork has continued throughout the quarter on the Nimisila JV with field mapping and pitting being executed over a number of early stage targets across the permit. Results from the pitting have returned only very weak values and the team has the challenge during this wet season of reinterpreting and re-evaluating this groundholding in order to motivate for additional work in the new season.

SENEGAL

The prospectivity of Randgold’s Mako Belt permits in Eastern Senegal has been divided into those targets which lie within the Mako volcanic belt and those which lie on its eastern margin and coincide with the major transcrustal structure, the MTZ. In Randgold’s permits this structure hosts the Massawa deposit, the advanced Delya target and the low grade (<1g/t) Kawsara target. Our work outside the areas of known mineralisation on the MTZ have confirmed it to be a major fluid conduit and in previous quarters shallow drilling at a spacing of approximately two kilometres along the MTZ intersected multiple narrow zones of weak anomalism.

This quarter a new permitwide interpretation accompanied by a fresh prioritisation exercise of all targets in the resource triangle was carried out. Two targets on the South Kawsara and East Mandinka targets were advanced quickly following positive results and by the end of the quarter were being tested by RAB drilling.

COTE D’IVOIRE

In Côte d’Ivoire, work has been focused on developing drill programmes on numerous targets across the Nielle and Diaouala permits as well as a diamond drilling programme to convert inferred resources to the measured and indicated category in the Tongon Southern Zone orebody.

In the Diaouala permit, a 2 000 metre RC reconnaissance drilling programme has started at Kokoriko target, while detailed mapping and rock sampling are targeting new drill opportunities within the permit. The first drill results have been encouraging with KOKRC003 returning 20 metres at 1.01g/t.

At Tongon, the diamond drilling programme evaluating the inferred mineral resources in the Southern Zone deposit is progressing with the eleventh hole. Ten holes totalling 3 125 metres have been completed. Gold assay results from the first eight holes have been received and show the mineralised structures narrow in the north and south of the deposit but dilate in the centre of the pit over a 200 metre strike length: TND370 - 18 metres at 2.40g/t (from 296.05 metres) including 4.80 metres at 6.32g/t, 17.63 metres at 3.86g/t (from 259.32 metres) including 7.39 metres at 7.37g/t; TND369 - 35.93 metres at 2.23g/t. The potential of more dilation zones are being investigated with core reviews and further modelling including later brittle structures which have offset mineralisation.

Exploration work on the Nielle permit focused on a review of the resource triangle by analysing targets against our filters. A number of older targets have been rejected, three targets have been upscaled to mineral resource for ore reserve modelling, a further five targets have been upgraded from generative to identified level. At this stage three targets have been prioritised for follow-up work: Coucal, Coucal South and Katasol.

Coucal and Coucal South are located approximately two kilometres from the Tongon NZ. Field mapping, detailed soil sampling and interpretation of remote sensing data have been completed this quarter. The two targets locate on sub-parallel structures with a similar structural setting to the Tongon NZ deposit. Four soil anomalies of one kilometre in length have been identified and will be RAB drilled in the coming weeks.

At Katosol, detailed soil sampling has defined a nine kilometre 20ppb plus gold in soil anomaly at the contact between volcanics and sediments. A shear zone hosting high grade lithosamples (29g/t, 44g/t and 24.3g/t) has been mapped truncating a regional fold in the sediments. A phase 1 RC drill programme is planned for Q3.

At Boundiali, regional geological traverses were completed as well as detailed mapping along the major contact between volcanics and sediments. This work identified four permit scale anomalous corridors, up to 30 kilometres long. Within these corridors 30 early stage targets have been defined for follow-up work. Currently teams are completing detailed geological and regolith maps of these corridors and targets and there is a 12 month programme ahead to either progress or reject targets with the aim of making a discovery in this very prospective greenstone belt.

A new joint venture agreement has been signed with Tchologo Mining in line with our strategy of partnering with local companies to explore within the country. We are now in the process of preparing permit applications.

BURKINA FASO

In Q1 of this year, a generative study was performed on the Hounde belt to highlight areas of interest around the Kampti permit for permit applications to consolidate a new exploration footprint.

A full analysis of historical data together with soil sampling and geological and regolith mapping was completed across the Kampti permit, which locates on the Hounde belt in the southwest of the country. This work identified several mineralised corridors striking both NS and NW across the permit, which host eight targets. These include the Tiosera and Kounkana targets which have considerable strike potential of more than two kilometres and have returned highly mineralised lithosamples (25g/t, 16g/t and 3g/t) from the extensive artisanal workings.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

The remaining gold assay results from the completed holes testing the KCD west lateral extension of the 9000 lode were received during the quarter. These results confirmed an extension of the 9000 lode, beyond the current wireframe, by between 150 metres to 200 metres with an average thickness of 9 metres over a strike of plus 1.5 kilometres.

Hole DDD548A demonstrates the down plunge continuity of the 3000 lode of the KCD deposit which intersected: 86 metres at 4.61g/t from 294 metres to 380 metres (including 4 metres at 15g/t from 300 metres, 12 metres at 13.01g/t from 320 metres, 4 metres at 6.65g/t from 336 metres, 4 metres at 8.71g/t from 346 metres and 2 metres at 19g/t from 374 metres). The mineralisation is associated with albite-carbonate-silica-pyrite alteration and the hole continues to be drilled to intersect the 9000 lode and is due to be extended to 1 000 metres.

Within a 10 kilometre radius of the main Sessenge-KCD deposit, there are a number of satellite deposits which are in reserve, or have calculated resource potential, and advanced targets which are all considered to be high priority targets for further resource growth. Currently drilling is taking place at Mengu Hill-Mengu Village, Gorumbwa and the Pakaka-Pamao-Tete Bakangwe and Bakangwe Aval complex.

Mengu Hill-Mengu Village locates approximately seven kilometres NW of the KCD deposit and both deposits have combined resources of 0.74Moz. Drill holes were completed to fulfil three aims: geological model confirmation, geotechnical data for pit slope design and metallurgy. Results from this drilling include: MDD040 - 74.7 metres at 3.78g/t from 0 metres (including 6 metres at 13.16g/t from 39 metres and 10 metres at 6.81g/t from 52 metres); MDD040 - 4 metres at 3.29g/t from 84 metres; MDD042 - 67 metres at 5.93g/t from 0 metres (including 17.25 metres at 17.2g/t from 10 metres); and MHGT0001 - 24.5 metres at 3.45g/t from 132.5 metres (including 12 metres at 5.65g/t from 145 metres).

The results of the diamond drilling confirm the geological model and results of previous drilling which minimises the uncertainties posed by inherited data. Given the strength of the results and the increased geological understanding, additional diamond drilling has been planned to test the down plunge potential of Mengu Hill, as well as the mineralisation at Mengu Village, a tabular body thought to be aligned with an upper structure in the geological stratigraphy.

The Pakaka-Pamao geological model identifies considerable upside; down plunge to the northeast and linking the individual deposits together, including Tete Bakangwe (interpreted to be a new lode of mineralisation below Pakaka) and Bakangwe Aval. The total resource at Pakaka is 1.2Moz at 2.16g/t and at Pamao 0.6Moz at 1.53g/t. The current down plunge programme involves scout drilling of four diamond holes totalling 1 620 metres over an initial 1.5 kilometre strike length with holes spaced 340 metres to 700 metres and 350 metres to 600 metres down plunge. The geological interpretation indicates an anticlinal closure to the northeast, based on form line analysis. Initial results from the first down plunge hole have been encouraging: PDD145 - 29 metres at 3.2g/t from 394 metres.

The first phase of drilling was completed on the Tete Bakangwe target. Mineralisation is hosted in deformed volcaniclastic agglomerate with silica-sericite-carbonate and magnetite, and weak albite alteration associated with fine disseminated pyrite. Higher grade intersections found in massive sulphides are seen in interbedded magnetic ironstone units. The assay results from phase 1 drilling include: PDD148 - 6.27 metres at 1.59g/t (including 3 metres at 6.69g/t); PDD149 - 13.22 metres at 3.51g/t (including 1.2 metres at 25.6g/t); and PDD150 - 33.12 metres at 1.6g/t (including 2 metres at 9.62g/t, 1.12 metres at 7.6g/t and 2 metres at 4.87g/t).

The historical high grade underground Gorumbwa Mine is located immediately to the north of the Sessenge pit, and to the west of the main KCD corridor. The Gorumbwa deposit comprises an inferred mineral resource of 3.65Mt at 3.36g/t for 0.39Moz. Two diamond holes have been completed to test the geological and resource models: GDD032 - 24 metres at 1.32g/t from 96 metres, 5.4 metres at 1.56g/t from 134 metres and 14 metres at 1.085g/t from 220 metres; and GDD033 - 4 metres 0.84g/t from 66 metres, 22 metres at 1.79g/t from 193 metres (including 2 metres at 7.33g/t, 4 metres at 0.99g/t from 223 metres and 8 metres at 0.63g/t from 233 metres).

The low grade intersections in these two holes drilled towards the eastern and western margins of the block model confirm the presence a low grade envelope surrounding a narrow high grade core. Further confirmation drilling including twin holes will be drilled due to the variable in grade and the high nugget effect from the presence of coarse visible gold.

At Kalimva, after encouraging results received in Q1 from the first two holes of phase 1 diamond drilling (KVDD0001 and KVDD0002), assays for the four remaining reconnaissance holes, while weak, confirm mineralisation over a strike length of 1.3 kilometres. All the holes intersected the hydrothermal system, with the best intersections of the remaining holes being: KVDD0004A - 37.75 metres at 1.39g/t (including 6.56 metres at 3.04g/t); and KVDD0006 - 10.16 metres at 1.17g/t and 4 metres at 3.56g/t. Mineralisation is controlled by the intersection between the regional foliation and NNE-trending structures. A second phase of diamond drilling is scheduled for the start of Q3 to help better understand the east dipping component of the system and to build a geological model to guide future drilling. This drill programme will also provide an indication of the down dip potential of the mineralisation.

The Ikamva target, located two kilometres to the west of Kalimva, was progressed by completing detailed mapping of the previous shallow workings in the area, along with lithosampling and trenching. Mineralisation is associated with strong silica-sericite alteration of volcaniclastics rocks capped by ironstones. In the main pit 41 lithosamples were taken and returned up to 13.2g/t and averaging 1.79g/t, while in the southeast pit 16 lithosamples returned average grade of 3.9g/t. A trench at the ironstone-volcaniclastic contact returned 22.5 metres at 2.36g/t. A phase 1 reconnaissance diamond drilling programme is being planned.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

US$000	Quarter ended 30 Jun 2012	Quarter ended 31 Mar 2012	Quarter ended 30 Jun 2011	6 months ended 30 Jun 2012	6 months ended 30 Jun 2011
REVENUES
Gold sales on spot	346 563	271 337	321 161	617 900	506 790
Total revenues	346 563	271 337	321 161	617 900	506 790

Other income	1 049	1 057	—	2 106	2 182

Total income	347 612	272 394	321 161	620 006	508 972

COST AND EXPENSES
Mine production costs	102 939	97 208	92 282	200 147	168 380

Movement in production inventory and ore stockpiles	5 946	(10 779)	12 584	(4 833)	14 863

Depreciation and amortisation	29 370	23 943	23 032	53 313	44 401

Other mining and processing costs	21 200	17 060	18 962	38 260	32 381

Mining and processing costs	159 455	127 432	146 860	286 887	260 025

Transport and refining costs	575	860	273	1 435	761

Royalties	18 218	13 461	14 028	31 679	23 172

Exploration and corporate expenditure	14 292	10 861	12 226	25 153	22 512

Other expenses	1 210	4 227	5 035	5 437	5 035

Total costs	193 750	156 841	178 422	350 591	311 505

Finance income	375	791	(65)	840	1 258

Finance costs	(1 042)	(45)	(192)	(761)	(1 718)

Finance income/(costs) – net	(667)	746	(257)	79	(460)

Profit before income tax	153 195	116 299	142 482	269 494	197 007

Income tax expense	(11 320)	(12 291)	(14 062)	(23 611)	(22 645)

Profit for the period	141 875	104 008	128 420	245 883	174 362

Other comprehensive income
(Loss)/gain on available-for-sale financial assets	(2 657)	597	(2 434)	(2 060)	(5 040)

Other comprehensive income	(2 657)	597	(2 434)	(2 060)	(5 040)

Total comprehensive income	139 218	104 605	125 986	243 823	169 322

Profit attributable to:
Owners of the parent	117 463	89 440	113 308	206 903	154 802
Non-controlling interests	24 412	14 568	15 112	38 980	19 560

	141 875	104 008	128 420	245 883	174 362

Total comprehensive income attributable to:
Owners of the parent	114 806	90 037	110 874	204 843	149 762
Non-controlling interests	24 412	14 568	15 112	38 980	19 560

	139 218	104 605	125 986	243 823	169 322

Basic earnings per share (US$)	1.28	0.97	1.24	2.25	1.70

Diluted earnings per share (US$)	1.26	0.96	1.22	2.22	1.67

Average shares in issue (000)	91 860	91 782	91 130	91 821	91 111

These results are presented as the second quarter report of 2012. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2011, except for the change in accounting policy on production-phase stripping cost and which will form the basis of the 2012 annual report. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

US$000	At 30 Jun 2012	At 31 Mar 2012	At 31 Dec 2011 (Restated)+		At 30 Jun 2011
Assets
Non-current assets
Property, plant and equipment	1 476 729	1 379 497	1 291 291	+	1 093 974

Cost	1 767 590	1 640 988	1 528 839	+	1 293 863
Accumulated depreciation and amortisations	(290 861)	(261 491)	(237 548)		(199 889)

Deferred tax	—	—	—		379
Long term ore stockpiles	—	—	—		5 844
Trade and other receivables	2 590	2 531	2 436		2 616
Mineral properties	406 000	406 000	406 000		406 000

Total non-current assets	1 885 319	1 788 028	1 699 727	+	1 508 813

Current assets
Inventories and ore stockpiles	230 250	226 036	218 950		206 866

Trade and other receivables	231 715	169 082	130 988		109 245
Cash and cash equivalents	452 881	456 937	487 644		405 632
Available-for-sale financial assets	5 433	8 094	7 498		11 717

Total current assets	920 279	860 149	845 080		733 460

Total assets	2 805 598	2 648 177	2 544 807	+	2 242 273

Equity attributable to owners of the parent	2 379 998	2 293 576	2 191 266	+	1 937 056
Non-controlling interests	137 913	126 518	111 950	+	73 465

Total equity	2 517 911	2 420 094	2 303 216	+	2 010 521

Non-current liabilities
Loans from minority shareholders	2 987	3 300	2 614		2 999
Deferred tax	33 651	27 498	21 370	+	12 887
Provision for rehabilitation	40 491	40 088	39 809		29 717

Total non-current liabilities	77 129	70 886	63 793	+	45 603

Current liabilities
Trade and other payables	199 566	140 819	158 903		169 272
Current tax payable	10 992	16 378	18 895		16 877

Total current liabilities	210 558	157 197	177 798		186 149

Total equity and liabilities	2 805 598	2 648 177	2 544 807	+	2 242 273

+

The group changed its accounting policy on production-phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated refer to ‘Change in accounting policy – Production phase stripping costs’ of this report for further details).

Property, plant and equipment at cost increased by US$238.8 million for the six months ended 30 June 2012. This is attributable to continued capital expenditure across the group’s projects and operations. Capital expenditure of US$122.5 million at Loulo related primarily to decline developments at the Gara and Yalea underground mines, as well as stripping costs on the Yalea South pushback being deferred refer to ‘Change in accounting policy – Production phase stripping costs’ of this report for further details). US$14.2 million was incurred on capital expenditure at Gounkoto, principally in respect of roads, infrastructure, water and crushing facilities. Capital expenditure at Kibali amounted to US$81.0 million (attributable) and related primarily to work performed on the metallurgical plant, open pit mining, RAP construction and freight costs. Capital expenditure of US$20.2 million was spent at the Tongon mine, primarily on plant engineering. The group’s capital commitments at 30 June 2012 amounted to US$152.0 million, mainly related to Kibali (US$122.4 million).

Following the conclusion of a new mining convention with the State of Mali in respect of the Gounkoto mine, a liability of US$27.7 million has been recognised within trade and other payables relating to the 10% Malian government dividend payable under the terms of that convention and the mining code. This liability arises as Gounkoto profits accrue. An asset has also been recognised in trade and other receivables as amounts arising in respect of the liability reduce future dividend payments.

The first Gounkoto dividend of US$65.1 million was approved in June 2012, and paid in ` 2012. As a result, the trade and other payables are calculated with reference to Gounkoto net profits from inception to the end of June 2012, and will be reduced by the dividends paid in the third quarter.

The US$11.3 million increase in inventories and current ore stockpiles is primarily as a result of an increase in supplies and insurance spares at Kibali, as a result of the ramp-up of construction on site, as well as an increase in stores at Tongon, due to increased demand.

The increase in current trade and other receivables of US$100.7 million during the six months ended 30 June 2012 is mainly due to an increase in the gold debtor balances at Loulo as a result of the timing of gold shipments at quarter end (US$13.9 million), as well as an increase in recoverable VAT balances at Loulo, Gounkoto and Morila of US$22.9 million over the period. Trade and other receivables at Kibali increased by US$12.4 million, following a ramp-up in construction. The increase is further attributed to the increase in other receivables related to the Gounkoto dividend, as explained above, as well as an increase in contractor receivables at the Loulo-Gounkoto complex, in line with increased production. Trade and other receivables still include amounts relating to disputed tax claims with the State of Mali at Loulo and Morila.

The group had received claims for various taxes from the State of Mali totalling US$75.4 million, in respect of the Loulo and Morila mines. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for such disputes within Mali. Both companies have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue.

The decrease in cash of US$34.8 million largely reflects the dividend of US$36.7 million which was paid to the company’s shareholders in May 2012.

The increase in deferred taxation of US$12.3 million relates mainly to the stripping costs that have been deferred at Loulo following the change in accounting policy on 1 January 2012 (refer to ‘Change in accounting policy – Production phase stripping costs’ of this report for further details).

The increase in trade and other payables of US$40.7 million for the six months ending 30 June 2012, mainly reflect the effect of additional contractors and accruals at the Loulo-Gounkoto complex in line with increased production, as well as the liability that was recognised in relation to the dividend payable to the Malian State, as explained above.

The decrease in current tax payable of US$7.9 million or 42% is largely the result of the change in the corporate tax rate in Mali, which reduced from 35% to 30% with effect from 1 January 2011. This affected both the Morila and Loulo mines, but not Gounkoto which is currently in a tax holiday.

CONSOLIDATED CASH FLOW STATEMENT

US$000	6 months ended 30 Jun 2012	6 months ended 30 Jun 2011
Profit after tax	245 883	174 362
Income tax expense	23 611	22 645

Profit before income tax	269 494	197 007
Adjustment for non-cash items	67 502	54 141
Effects of change in operating working capital items	(86 059)	49 426
Receivables	(118 538)	(8 136)
Inventories and ore stockpiles	(11 300)	(8 064)
Trade and other payable	43 779	65 626
Income tax paid	(17 337)	(10 622)

Net cash generated from operating activities	233 600	289 952

Additions to property, plant and equipment	(238 750)	(235 016)

Net cash used by investing activities	(238 750)	(235 016)

Proceeds from issue of ordinary shares	7 124	2 502
Dividends paid to company’s shareholders	(36 737)	(18 221)

Net cash used by financing activities	(29 613)	(15 719)

Net (decrease)/increase in cash and cash equivalents	(34 763)	39 217
Cash and cash equivalents at beginning of period	487 644	366 415

Cash and cash equivalents at end of period	452 881	405 632

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary Shares	Share capital US$000	Share Premium US$000	Other reserves* US$000	Retained Earnings US$000	Total equity attributable to owners of parent	Non- controlling interests US$000	Total equity US$000
Balance – 31 Dec 2010	91 082 170	4 555	1 362 320	31 596	393 570	1 792 041	53 905	1 845 946

Fair value movement on available-for-sale financial assets	—	—	—	(5 040)	—	(5 040)	—	(5 040)

Other comprehensive income/(expense)	—	—	—	(5 040)	—	(5 040)	—	(5 040)

Net profit for the period	—	—	—	—	154 802	154 802	19 560	174 362

Total comprehensive income for the period	—	—	—	(5 040)	154 802	149 762	19 560	169 322

Share-based payments	—	—	—	10 988	—	10 988	—	10 988

Share options exercised	67 900	4	2 498	—	—	2 502	—	2 502

Exercise of options previously expensed under IFRS 2	—	—	703	(703)	—	—	—	—

Shares vested#	6 400	—	448	(448)	—	—	—	—

Dividend relating to 2010	—	—	—	—	(18 221)	(18 221)	—	(18 221)

Lapsed options originally issued on acquisition of Moto	—	—	—	(16)	—	(16)	—	(16)

Balance – 30 Jun 2011	91 156 470	4 559	1 365 969	36 377	530 151	1 937 056	73 465	2 010 521

Balance – 31 Dec 2011 (restated)+	91 717 070	4 587	1 386 939	40 531	759 209	2 191 266	111 950	2 303 216

Fair value movement on available-for-sale financial assets	—	—	—	(2 060)	—	(2 060)	—	(2 060)

Other comprehensive income/(expense)	—	—	—	(2 060)	—	(2 060)	—	(2 060)

Net profit for the period	—	—	—	—	206 903	206 903	38 980	245 883

Total comprehensive income for the period	—	—	—	(2 060)	206 903	204 843	38 980	243 823

Share-based payments				12 944	—	12 944	—	12 944

Share options exercised	109 148	6	7 118	—	—	7 124	—	7 124

Exercise of options previously expensed under IFRS 2	—	—	797	(797)	—	—	—	—

Shares vested#	58 285	2	3 618	(3 062)	—	558	—	558

Dividend relating to 2011	—	—	—	—	(36 737)	(36 737)	—	(36 737)

Non-controlling interest share of Gounkoto dividend	—	—	—	—	—	—	(13 017)	(13 017)

Balance – 30 Jun 2012	91 884 503	4 595	1 398 472	47 556	929 375	2 379 998	137 913	2 517 911

+

The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to ‘Change in accounting policy – Production phase stripping costs’ of this report for further details).

*	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges, as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.
#

Restricted shares were issued as remuneration to executive directors, non-executive directors and senior management. Shares were also issued to executive directors following approval of their 2011 annual bonus. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies there are no transfers to and from deferred stripping.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides a measure of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating cost+ and cash operating cost per ounce+ are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.

Profit from mining activity+ is calculated by subtracting total cash costs from gold sales for all periods presented.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

+

The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated refer to ‘Change in accounting policy – Production phase stripping costs’ of this report for further details).

The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP US$000	Quarter ended 30 Jun 2012	Quarter ended 31 Mar 2012	Quarter ended 30 Jun 2011	6 months ended 30 Jun 2012	6 months ended 30 Jun 2011
Gold sales on spot	346 563	271 337	321 161	617 900	506 790
Elimination of intercompany sales	(1 204)	442	494	(762)	1 375

Gold sales	345 359	271 779	321 655	617 138	508 165

Mine production costs	102 939	97 208	92 282	200 147	168 380
Movement in production inventory and ore stockpiles	5 946	(10 779)	12 584	(4 833)	14 863
Transport and refinery costs	575	860	273	1 435	761
Royalties	18 218	13 461	14 028	31 679	23 172
Other mining and processing costs	21 200	17 060	18 962	38 260	32 381
Elimination of intercompany sales	2 745	1 809	(679)	4 554	(717)

Total cash costs	151 623	119 619	137 450	271 242	238 840

Profit from mining activity	193 736	152 160	184 205	345 896	269 325

Ounces sold	215 825	159 221	184 711	375 046	324 114

Total cash cost per ounce sold*	703	751	744	723	737

Cash operating cost per ounce sold*	618	667	668	639	665

Gold on hand at period end*	7 965	18 218	213 206	7 965	349 473

*	Refer to explanation of non-GAAP measures provided.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which we operate but also of other factors over which we have little or no control. The board is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness.

The group’s business units and functions assess the potential economic and non-economic consequences of their respective risks using a group level risk standard. Principal risks and uncertainties are identified when the board, through the business unit or function, determines the potential consequences could be materially significant at a group level or where the risk is connected and may trigger a succession of events that, in aggregate, become material to the group. Once identified, each principle risk and uncertainty is reviewed by the relevant internal experts and by the board.

The following describes the main known principal risks and uncertainties that could materially affect the group. The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could turn out to be material. The risk factors outlined below omit the management detail on how each risk is managed and mitigated and the potential financial impact of the risks on the group. A full analysis of the group’s risk factors as well as its risk management processes are documented on pages 118 to 124 of the 2011 Annual Report which should be considered along with items 3, 11, 17 and 18 of the 2011 Annual Report on Form-20F, both of which are available on the group’s website www.randgoldresources.com. As we operate in a dynamic and changing environment risks are continually evaluated to ensure the business achieves its strategic objectives. A formal annual risk analysis and review is performed across the business out of which the following key risks were identified.

The principal risks and uncertainties should be considered in connection with any forward looking statements and the country analysis in this document and the cautionary statement below.

EXTERNAL RISKS	IMPACT
Gold price volatility	Earnings and cash flow volatility from sudden or significant declines in the gold price.

Country	Inadequate monitoring of in-country political instability and changes to political environment may impact the ability to sustain operations.

Corporate, social and environmental responsibility	Poor management of stakeholder communication and expectations with a lack of community development activities may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions.

Supply routes	Due to the remote location of the operations the disruption of supply route may cause delays with construction and mine activities.

FINANCIAL RISKS	IMPACT
Production and capital cost control	Failure to control cash cost per ounce will result in reduced profits. Failure or inability to monitor capital expenditure and progress of capital projects resulting in financial losses and overspend on projects.

Insufficient liquidity, inappropriate financial strategy, poor treasury management and inability to access funding from global credit and capital markets	The group may be required in the long term, to seek funding from the global credit and capital markets to develop its properties. Volatility and uncertainty in those markets could adversely affect the group’s operations, treasury position and the ability to obtain financing and capital resources required by the business. Inappropriate treasury management of the group’s surplus cash, counter party risk or significant changes in exchange rates could adversely affect the group’s operations and profitability.

In country tax regimes	Failure to adapt or react to changes in tax regimes and regulations may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.

OPERATIONAL RISKS	IMPACT
Sustained resource and exploration failure	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price.

Environmental, health, safety and security incident	Failure to maintain environmental, health and safety standards resulting in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations.

Risks associated with underground mining	The group’s underground projects are subject to the risks associated with underground mining which may affect the profitability of the group.

STRATEGIC RISKS	IMPACT
Lack of identification of new exploration targets	Lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

Failure to attract and retain its key staff and poor succession planning	The loss of any key staff or the lack of internal succession planning and the failure to attract appropriate staff within the group may cause short term disruption to the business and operations.

GENERAL

The company has performed well in respect of both its operating assets and its development projects. Consequently, the Key Performance Indicators set at the beginning of the year remain intact and the company is anticipating higher production in the second half of the year, as forecast at the beginning of the year. Similarly, the company’s exploration activities continue to make meaningful progress, both in respect of existing projects and across its greenfields portfolio, in support of its organic growth objectives.

The directors confirm to the best of their knowledge that:

a)	These second quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and

b)	The interim management report includes a fair review of the information required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board
D M Bristow	G P Shuttleworth
Chief Executive	Financial Director
9 August 2012

RANDGOLD RESOURCES NEWS UPDATES

LOULO-GOUNKOTO COMPLEX COMES INTO ITS OWN

The Loulo-Gounkoto complex in Mali racked up new records in Q2 as all its operations delivered solid performances, setting the scene for the delivery of 500 000 ounces in 2012 as forecast and underscoring its status as a world-class operation which ranks among the largest of its kind in Africa.

Production was 132 481 ounces, tonnes processed exceeded 1 million and the development rate at the Yalea underground mine also achieved a new high of more than 1 000 metres per month. Costs continued their steady decrease, with underground mining costs coming down from US$62 per ore tonne in January 2012 to US$46 in June. Profit from mining activity of US$130 million is also a new milestone for the complex. Loulo GM Chiaka Berthé attributes the complex’s impressive showing to the improved mining efficiency at Gounkoto, Yalea and Gara mines as well as to the successful commissioning of the third mill earlier this year.

The mill’s performance is ahead of design, achieving an average of 350 000tpm for the quarter. The aim is now to stabilise this throughput rate, and to focus on further improvements through additional debottlenecking and process upgrades. Once this level has been reached and maintained, the first phase of the envisaged plant expansion will effectively have been achieved and exceeded by cost-effectively utilising existing resources. The ‘super expansion’ option, which would have increased throughput to 450 000tpm but at considerable expense, has therefore been put on hold until the full impact of the current expansion has been assessed.

“Loulo’s success is the product of perseverance in the face of multiple challenges by a highly motivated and skilled team of West Africans, supported by Randgold’s strategy of empowering and supporting local managements,” says chief executive Mark Bristow.

On 6 August, the Gounkoto mine was officially opened (see story below). Gounkoto is operationally part of Loulo but is a separate corporate entity. Having recouped its capital in the previous quarter, Gounkoto declared a dividend of US$65.1 million in June in respect of the 2011 year.

GOUNKOTO GOLD MINE OFFICIALLY OPENED

Randgold’s Gounkoto gold mine in Mali has been officially opened by the country’s minister of the economy, finance and budget, Tiena Coulibaly, accompanied by the ministers of mines, environment and public works.

Gounkoto is Randgold’s fourth gold mine in Mali and while it is a separate corporate entity with its own mining licence, it is operationally linked to the company’s nearby Loulo complex, itself in the process of expansion.

Speaking at the opening ceremony which was attended by Randgold’s board of directors, members of the Mali government, ambassadors, local and traditional authorities and business partners, chief executive Mark Bristow said the Loulo-Gounkoto combination was shaping up as one of the largest gold mining operations in Africa. The mine complex would not only support the company’s continued growth but would entrench and expand gold mining as a major contributor to the Malian economy. He noted that Randgold’s long-established and productive partnership with the State and people of Mali had provided the firm foundation for the decision to build another new mine there.

Chairman Philippe Liétard described Randgold’s continuing investment in the development of the Loulo-Gounkoto complex as a vote of confidence in Mali’s future. While the country was still in the process of re-establishing its democratic institutions after its political crisis earlier this year, Randgold believed that it had the will and ability to achieve a full recovery.

“Mali has shown in the past that it can work through its internal problems and come out stronger on the other side, and we believe it will do so again now, setting an example for other countries not only in Africa but across the world,” he said.

TONGON MAINTAINS STEADY IMPROVEMENT

Having successfully negotiated the transition zone of the orebody, Tongon continues to improve throughput and production. Tonnes treated rose from 756kt to 853kt quarter on quarter and gold production increased from 47 141 ounces to 56 432 ounces over the same period. Transition ore will amount to less than 10% of plant feed in the third quarter, which should enable the plant to achieve its designed processing capacity. The improving stability of the power supply from the national grid should also contribute to increased production and reduced costs.

MINING STARTS AT KIBALI AS PARTNERSHIP CONTINUES TO DELIVER PROGRESS

Open pit mining has started at the giant Kibali gold project in the DRC, which remains on track for first production towards the end of next year.

At the same time, decline development for the underground mine has commenced with a boxcut to open up the tunnel portals, while terracing for the metallurgical plant, earthworks for the first of four hydropower stations and infrastructure construction are all progressing well. The construction fleet of 13 excavators and 53 trucks is working round the clock and up to the end of June, more than 500 000m3 of soil had been excavated and 100 000m3 of fill exceeded. Manufacturing of the mills and hydroturbines is 85% complete and more than 1 000 tonnes of structural steel and platework is en route to the site. The project currently employs some 3 500 people, of whom 700 are housed on site.

The resettlement programme, clearing the site for development, is also on schedule, with 774 families already relocated to the new model village of Kokiza. The village will ultimately accommodate 3 800 families and construction of all their homes, as well as a civic infrastructure which will include schools, clinics, shops and churches, is progressing rapidly.

Mark Bristow, chief executive of project developer and 45% shareholder Randgold, told media at a recent briefing in Kinshasa that all the challenges presented by a multi-faceted world-class project in a remote part of Africa had thus far been successfully overcome, thanks in large measure to the productive co-operation between Kibali and the DRC government, which owns 10% of the project.

“The DRC had for years tried to interest the major mining companies in this project but all were daunted by its scale and location. When we came on board in 2009 our first step was to engage the State in a partnership, and the extent to which both parties have delivered on their commitment is evident in Kibali’s brisk rate of development,” Bristow said. “Another factor in the project’s progress is the Randgold team’s experience of developing gold mines in Africa – Kibali is our fifth – and its hands-on management style. Our executives can drive multiple processes running in parallel, making sure that we deliver on all our objectives, including deadlines and budgets, and keeping seven sets of contractors in step.”

Bristow noted that since acquiring the project in 2009, Kibali had doubled its reserves, extended the scope and size of the operation, achieved community acceptance of a large-scale resettlement exercise, developed infrastructure and started construction ahead of the original schedule. “We also had to deal with elaborate permitting processes, logistical challenges and joint venture partners whose buy-in had to be obtained at each stage. All these obstacles were overcome,” he said.

Earlier the same day, Bristow addressed a DRC Ministry of Mines conference on the country’s mining code which is currently being reviewed.

“We don’t have a problem with the code as it stands, only with its application. As investors, one of our key requirements for a tax system is that it should be stable, predictable and transparent – we need to be able to plan our tax affairs with a reasonable degree of certainty. That’s why we believe the best way forward for the DRC government and its mining partners is not to change the rules but to apply them more efficiently and consistently,” Bristow said.

“Given the DRC’s need for economic development and its wealth of mineral resources, the argument for using a stable and well-administered regulatory regime to promote the country as a major mining investment destination is so strong as to be unanswerable.”

KIBALI VOTED THE BEST CSR COMPANY IN DRC

At the CSR Round Table conference held at the Grand Hotel in Kinshasa in June, Kibali management earned a well deserved accolade when the mine was voted overall winner of the Trophy of Excellence. Kibali gold mine was voted the best company in DRC for Corporate Social Responsibility. Second was Tenke Fungurume, and third was Vodacom.

RATING THE COUNTRIES

Randgold’s African country rating is an integral part of its risk management and internal control systems, which continually evolve as the business grows.

Taking into account geological opportunity, political stability, the economic and fiscal regime and infrastructure, the system ranks countries as A, B, C or D. To qualify for an ‘A’ rating, a country has to have known potential for gold deposits in excess of 3 million ounces, a functional democracy, a stable society, acceptable mining and tax legislation, and a reasonably developed infrastructure. Randgold will actively target ‘A’ countries for exploration and development opportunities and will invest in grassroots projects there.

‘B’ countries also need to have significant gold potential but can grade lower against the other metrics. Randgold will, however, invest in existing projects or joint ventures which meet its criteria in such countries. Down the scale, ‘C’ countries may have one or more of the following attributes: totalitarian governments; less stable economies; and poor infrastructures. If their geological potential rates an ‘A’, they will be monitored for improvement in the other areas. ‘D’ countries are effectively no-go areas.

Risk management is fundamental to how the company creates value and delivers on its business plans. Ultimate responsibility for risk lies with the board but within each layer of the business, risk management is a key tool embedded into the company’s activities and business model. A risk register is maintained for the group and the operations, with each executive committee member having designated responsibility for key risks.

Responding to risks is a key part of our continued success and therefore regular critical review and evaluation of risk occurs, including at board level to provide oversight of the strategic direction of the group.

FINANCIAL DISCIPLINE SUPPORTS OPERATIONAL GROWTH

As Randgold continues to grow, ensuring that it has the right financial controls to match its entrepreneurial spirit while coping with its expanding size has become a major management priority.

CFO Graham Shuttleworth says the focus over the past quarter has been on ensuring that the company has the right people in the right places, and on improving the financial knowledge of the various operational teams as well as the networking between them. The company’s philosophy, he says, is that finance is not a service department but an integral part of the operating teams.

“There is a single-minded emphasis on standardised reporting and the timely delivery of accurate data. On-time data allows pro-active decision-making, which is a key element of Randgold’s management style,” he says.

SUSTAINABILITY REPORT ESTABLISHES PUBLIC BASELINE

Randgold has published its first sustainability report in accordance with the requirements of the Global Reporting Initiative, establishing a publicly visible baseline against which its sustainability indicator data can in future be continuously measured. The report achieved its targeted C+ GRI rating. Randgold has also submitted its annual greenhouse gas report to the Carbon Disclosure Project. As its operations grow, total CO2 emissions have increased, but emission intensities are continuing to come down across all measures (tonnes mined, tonnes milled, ounces produced, profit and revenue). “We continue to show that we are earning our social licence to operate, by international as well as in-country standards,” says GM sustainability Charles Wells.

FOCUSED ON THE FUTURE

Exploration continues to deliver growth opportunities

The past quarter saw the annual tour of all West African exploration projects by chief executive Mark Bristow and the exploration executive team - this year all mounted on motorbikes as part of the Nos Vies en Partage charity fundraising tour (see story below).

“The trip reinforced our commitment to exploration as the bedrock of the company,” says GM exploration Paul Harbidge. “Investing in organic growth opportunities for the future continues to deliver results, as is clear from the many attractive prospects in and around our big footprints at Loulo and Kibali. There’s also a lot of leverage in the Côte d’Ivoire, where we hold big and as yet under-explored tenements beyond the Nielle permit which houses our Tongon mine.”

“We’ve re-established a presence in Burkina Faso and in Senegal we’ve had early stage but constructive meetings with the new government on infrastructure for the Massawa project, currently the subject of a comprehensive geological and development review,” Harbidge said.

3BOYZONBIKES COMPLETE MARATHON MOTORBIKE RIDE FOR CHARITY

Randgold chief executive Mark Bristow and his 3boyzonbikes team arrived in Abidjan on 7 July, at the end of a 13 000 kilometre motorcycle ride that took them from Bagshot in England through 17 European and African countries to Abidjan in Côte d’Ivoire.

The purpose of the ride, the second of its kind Bristow has undertaken, was to raise money for humanitarian causes in Africa and to support the Julian Baring Fund, which promotes the training of geologists and mining engineers from African countries. The team, who travelled as much as 820 kilometres or seven hours a day (on one day taking a gruelling 14 hours to cover 340 kilometres), received donations totalling more than US$550 000, which has been distributed among some 40 orphanages, schools and community health projects in Morocco, Mauritania, Senegal, Mali, Côte d’Ivoire, Burkina Faso, Malawi and South Africa.

“Riding a motorbike through Africa is very different to flying over it. You get up close to the ordinary people in towns and villages and, as a motorbike provides no insulation against your environment, you can see the need for a helping hand to deprived communities very vividly. Thanks to the generosity of our sponsors, we’ve been able to make a small but helpful contribution to their upliftment,” Bristow said.

The 3boyzonbikes team, which included Bristow’s two sons, was joined in Senegal by members of the Randgold exploration executive committee and the latter part of the trip also covered a tour of the company’s operations and exploration projects in West Africa as well as meetings with the governments in Senegal, Mali and Côte d’Ivoire.

“I was impressed by the new Senegalese government’s enthusiastically supportive attitude to mining and by the go-getting approach of the interim government in Mali. Mali is not out of the post-coup woods yet but everyone there is working very hard to find the best way forward,” Bristow said. “It was also heartening to note that wherever we went along our route, from tiny hamlets to ministry offices, we received a genuinely warm welcome.”

The team kept an online journal of their progress and adventures at www.3boyzonbikes.com where sponsors and beneficiaries of the marathon are also listed.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s Annual Report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.